NOVAGANT CORP.	Flat D, 32/F, The Masterpiece,
18 Hanoi Road, Kowloon,
Tsim Sha Tsui,
Hong Kong 19801

June 6, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:Jenifer Gallagher

Karl Hiller

Michael Purcell

Laura Nicholson

Re: Novagant Corp.

Registration Statement on Form 10-12G

Filed October 12, 2021

File No. 000-26675

Dear Sir or Madam:

Novagant Corp. (the “Company”) is filing amendment No. 5 to the Registration Statement on Form 10-12G/A (the “Registration Statement”) in response to your recent review letter addressed to WeiQun Chen, Chief Executive Officer of the Company, dated June 1, 2022 (the “SEC Letter”), in order to address your concerns in the SEC Letter. The Company understands that it will be required to file periodic reports starting 60 days from October 12, 2021. This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment No. 5 to Registration Statement on Form 10-12G

Financial Statements

Consolidated Balance Sheets, page F-1

1. We note that you have modified your financial statement presentation in response to prior comment 5. However, it appears that you would need to further revise the Balance Sheets on page F-1 to remove the $700 reported for the Series B Preferred Stock as of March 31, 2021 in order to agree with the corresponding amount of zero reported in your Statements of Changes in Shareholders' Equity on page F-3.

It appears that you would also need to revise the notations on the Common stock line item in the Balance Sheets on page F-1 to indicate there were 300,000,000 shares outstanding as of March 31, 2021 rather than 49,989,704 shares, to be consistent with your presentation on page F-3.

Finally, given that you report using a fiscal year-end of March 31, please revise the two line items in your Statements of Changes in Shareholders' Equity on page F-3, and similar captions on pages F-22 and F-38, to reference the beginning balances as of March 31 rather than April 1 for the respective periods.

We have correspondingly modified our Statements of Changes in Shareholders' Equity on page F-3 and revised the notations on the Common stock line item in the Balance Sheets on page F-1 to indicate there were 300,000,000 shares outstanding. We also amended the two line items in our Statements of Changes in Shareholders' Equity on page F-3, and similar captions on pages F-22 and F-38 as well.

Independent Auditor's Report, page F-18

2. We note that in response to prior comment eight your auditor has modified their audit opinion to indicate they did not provide non-audit services and to describe the tasks they performed in conjunction with the audit, as you also mention in your response. Please note that we were not asking your auditor to modify the audit opinion in response to the prior comment. Rather, we were requesting only that you provide the information in your response letter.

However, if your auditor believes this additional information is appropriate to emphasize a matter regarding your financial statements in their audit opinion, please let the auditor know to reposition it under a separate section title as required by AS 3101.19, similar to the approach taken on page F-19 to emphasize there being substantial doubt about your ability to continue as a going concern. Alternatively, the opinion as previously stated may be restored.

We have restored the opinion as previously stated.

General

3. We note your disclosure that the PCAOB issued a report on its determinations that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, and that the report listed registered public accounting firms subject to the mainland China determination and registered public accounting firms subject to the Hong Kong determination. Please revise your Explanatory Note and your risk factor disclosure on pages 20-21 to state that your auditor, Zhen Hui Certified Public Accountants, was included on such list. In addition, please revise your disclosure in your Explanatory Note and in your risk factor disclosure indicating that your auditor is subject to PCAOB inspection, and your disclosure that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act “if the

PCAOB determines that it cannot inspect or investigate completely” your auditor, as such disclosures do not appear to reflect the inclusion of your auditor on such list.

We have revised our Explanatory Note and our risk factor disclosure on pages 20-21 specifically to avoid any inconsistency.

4. Please revise your Explanatory Note and your risk factor disclosure on pages 21-22 to further clarify how the Holding Foreign Companies Accountable Act and related regulations will affect your company, and the related risks. For example, please disclose that you expect to be added to the list of Commission-Identified Issuers under the HFCAA subsequent to the filing of your annual report, and disclose how this impacts your company under the HFCAA, and, if enacted, the Accelerating Holding Foreign Companies Accountable Act, such as the potential for such determination to affect the trading price of your common stock, and the potential that such determination could cause your common stock to be prohibited from trading.

We have updated our Explanatory Note and our risk factor disclosure on pages 21-22 to further clarify how the Holding Foreign Companies Accountable Act and related regulations will affect our company, and the related risks accordingly.

5. We note your disclosure that "as of the date of this Amendment, the SEC is seeking public comment" on the March 24, 2021 interim final rules. Please revise to clarify updates to such disclosure.

We have removed our disclosure that “as of the date of this Amendment, the SEC is seeking public comment” on the March 24, 2021 interim final rules to clarify updates to such disclosure.

6. We note your disclosures throughout your filing that you are not required to obtain permission or approval from the Chinese authorities to operate or to issue securities to foreign investors. If the company relied on the advice of counsel to determine that permissions and approvals were not necessary, please identify counsel and file the consent of counsel as an exhibit. For example, we note your reference in your Explanatory Note to PRC legal counsel. If the company did not consult counsel, please revise to provide your basis for concluding that permissions and approvals are not required. In addition, with respect to references in your filing to the "Cybersecurity Administration Committee," please revise to clarify whether you are referring to the Cyberspace Administration of China.

Our PRC legal counsel is China Commercial Law Firm. Guangdong. We relied on the advice of counsel to determine that permissions and approvals were not necessary. Please find attached the consent of counsel as an Exhibit 23.3 that is filed with Amendment No.5 accordingly.

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ WeiQun Chen
WeiQun Chen